

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2007

<u>BY U.S. Mail and facsimile</u>

Mr. Sun Liu James Po
Chief Executive Officer
Terra Nostra Resources Corp.
790 East Colorado Blvd, 9th Floor
Pasadena, CA 91101

> **Re:** **Terra Nostra Resources Corp.**
> **Information Statement on Schedule 14C**
> **Filed November 20, 2007**
> **Form 10-QSB, as amended, for the quarter ended August 31, 2007**
> **Filed October 22, 2007**
> **File No. 0-49631**

Dear Mr. Po:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We await your full response to our comments issued May 24, 2007 on your Form 10-KSB, as amended, for the year ended May 31, 2006, and on your Form 10-QSB for the quarter ended February 28, 2007.

Information Statement on Schedule 14C

Amendment to the Articles of Incorporation

General, page 3

2.   Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

3.   We note by reference to the Form 8-K you filed 11/27/2007 that you have recently issued convertible notes and warrants. Please discuss the number of shares you have issued or potentially will issue in those offerings or pursuant to the terms of those securities, and otherwise update your disclosure in the Schedule 14C accordingly.

4.   Please refer to Release No. 34-15230, and enhance your discussion regarding the possible anti-takeover effects of the increase in authorized shares.

Form 10-QSB, as amended, for the quarter ended August 31, 2007

Controls and Procedures, page 18

5.   We note your disclosure in this section and your statement that you had to restate your balance sheets as of May 31, 2005 and 2006 and that you "anticipate certain restatements to [y]our balance sheets as of May 31, 2007."

- Please advise whether you are aware of any reason why investors may not rely on the financial statements contained in your Form 10-KSB for the year ended May 31, 2007 filed on September 19, 2007.   Please advise when you will restate your balance sheets as of May 31, 2007.

- Revise your Form 10-QSB to provide a discussion of the reasons that you had to restate your balance sheets as of May 31, 2005 and 2006, including when the need to restate was discovered and by whom. Provide similar disclosure with regard to the anticipated need to restate your balance sheets as of May 31, 2007.

- State when you began taking the remedial steps and when you believe they will be completed.

6. We note your officers' conclusion that your disclosure controls and procedures are effective as of the end of the period covered by the Form 10-QSB. Please revise your Form 10-QSB to include an explanation of how your officers were able to reach this conclusion in light of your prior restatements, anticipated restatements, and the fact that you have been working to "remediate" your controls and procedures.

7. Please provide the information required by Item 308(c) of Regulation S-B.

Closing Comments

As appropriate, please amend your Form 10-QSB within ten business days of the date of this letter. As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, Timothy Levenberg, Special Counsel at 202-551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Peter J. Gennuso, Esq. (fax 212-980-5192)
        Timothy Levenberg
        Tracie Towner
        Donna Levy